Exhibit 99.1

November 13, 2017

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We have read the statements made by Wins Finance Holdings Inc. (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 16F of Form 20-F, as part of the Form 20-F of Wins Finance Holdings Inc. dated November 13, 2017. We agree with the statements concerning our Firm in such Form 20-F.

Very truly yours,

/s/ Marcum Bernstein Pinchuk LLP

New York, New York

NEW YORK OFFICE • 7 Penn Plaza • Suite 830 • New York, New York 10001 • Phone 646.442.4845 • Fax 646.349.5200 • marcumbp.com

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

On September 22, 2017, Wins Finance Holdings Inc. (the “Company”) engaged Centurion ZD CPA Limited (“CZD”) as its independent registered public accounting firm. Marcum Bernstein & Pinchuk LLP (“MBP”) was dismissed on the same date. The decision to engage CZD and to dismiss MBP was approved by the Company's Audit Committee.

MBP’s report on the financial statements of the Company for the fiscal years ended June 30, 2016 and 2015 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. During the Company's fiscal years ended June 30, 2016 and 2015 and through September 22, 2017, there were no disagreements with MBP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to MBP’s satisfaction, would have caused them to make reference to the subject matter in connection with their report on the Company's consolidated financial statements for such period.

During the Company’s years ended June 30, 2016 and 2015 and through September 22, 2017, there were no “reportable events” (defined below) requiring disclosure pursuant to Item 16F(a)(1)(iv) of Form 20-F. except that MBP communicated to the Company that, due to information surrounding the ongoing investigations and inquiries involving the Company, and with respect to the audit of the Company financial statements for the fiscal year ended June 30, 2017, MBP would not be able to complete the audit until the regulatory investigations and inquiries were completed to MBP’s satisfaction. Due to its dismissal, MBP did not carry out the audit for the year ended June 30, 2017 nor did they review the results of the regulatory investigations and inquiries. This matter was discussed among management and MBP. As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F.

The Company has provided MBP with a copy of the foregoing disclosures and has requested that MBP review such disclosures and furnish us with a letter addressed to the Securities and Exchange Commission (“SEC”) as specified by Item 16F(a)(3) of Form 20-F. Attached as Exhibit 99.1 is a copy of Marcum’s letter addressed to the SEC relating to the statements made by the Company in this Report on Form 20-F.